EX-FILING FEES

Calculation of Filing Fee Tables

Form S-8

(Form Type)

Profound Medical Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

In US Dollars

Security Type	Security Class Title	Fee Calculation Rule or Instruction	Amount Registered(1)	Proposed Maximum Offering Price Per Share(2)	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee
Equity	Common Shares	Rule 457(c) and Rule 457(h)	2,131,256(3)	$7.81	$16,645,109.36	$0.00014760	$2,456.81
Equity	Common Shares	Rule 457(c) and Rule 457(h)	483,792(4)	$7.81	$3,778,415.52	$0.00014760	$557.69
		Total Offering Amounts			$20,423,524.88		$3,014.50
		Total Fee Offsets					—
		Net Fee Due					$3,014.50

(1)	Pursuant to Rule 416 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the number of common shares being registered hereby shall be adjusted to include any additional common shares that may become issuable as a result of stock splits, stock dividends, recapitalizations or any other similar transactions effected without the receipt of consideration that results in an increase in the number of the Registrant’s outstanding common shares in accordance with the provisions of the Profound Medical Corp. Long Term Incentive Plan (the “LTIP”) and the Profound Medical Corp. Amended and Restated Share Option Plan (the “Share Option Plan”).

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to paragraphs (c) and (h) (1) of Rule 457 under the Securities Act on the basis of the average of the high and low prices for the common shares on the Nasdaq Stock Market LLC on September 10, 2024.

(3)	Represents 2,131,256 common shares reserved for issuance under the Stock Option Plan.

(4)	Represents 483,792 common shares reserved for issuance under the LTIP.